                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                     PARK AVENUE TOWER, 65 EAST 55TH STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 451-2300
                            FACSIMILE (212) 451-2222
                                www.olshanlaw.com

                                                        NEW JERSEY OFFICE
                                                    2001 ROUTE 46, SUITE 202
                                                  PARSIPPANY, NEW JERSEY 07054
                                                         (973) 335-7400
                                                    FACSIMILE (973) 335-8018





                                                              March 7, 2005


Ms. Jennifer Hardy
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         RE:      NUCO(2) INC.

                  LETTER DATED MARCH 3, 2005, REGARDING AMENDMENT NO. 1 TO FORM S-3 FILED MARCH 1, 2005
                  File No. 333-122226
                  -------------------

Dear Ms. Hardy:

         We are securities counsel to NuCO(2) Inc. (the "Company"), and as such we hereby submit, on behalf of the Company, responses to the comment letter from the Division of Corporation Finance, dated March 3, 2005, in response to the filing on March 1, 2005 of Amendment No. 1 to the Company's Registration Statement on Form S-3 (the "Form S-3"). The Company's responses are numbered to correspond to your comments and are filed in conjunction with Amendment No. 2 to the Form S-3 ("Amendment No. 2"), which amends the Company's Form S-1 filed on January 21, 2005 and Amendment No. 1 to the Company's Form S-1 filed on March 1, 2005.

SELLING SHAREHOLDERS, PAGE 15
-----------------------------

1. Please state in your prospectus whether any of the selling security holders is a broker-dealer or an affiliate of a broker-dealer or confirm to us supplementally that no selling security holder is a broker-dealer or an affiliate of a broker-dealer. We may have additional comments upon review of your response.

               The Staff's comment is duly noted and the requested additions have been made. See page 18.
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2.       For a beneficial owner that is not a natural person, indicate by footnote or otherwise whether the beneficial owner is a reporting company under the Exchange Act, a majority owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act.

3. For a beneficial owner that is not a natural person and not a reporting company under the Exchange Act, a majority owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act, you must identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http:www.sec.gov, and revise or advise.

               The Staff's comments are duly noted and the requested additions have been made. See pages 16 and 17.

4. Please disclose how each selling security holder acquired the securities to be sold.

               The Staff's comment is duly noted and the requested additions have been made. See page 18.

PLAN OF DISTRIBUTION, PAGE 17
-----------------------------

5. We restate the last sentence of prior comment number 1 to revise your disclosure to clarify that you will file a post-effective amendment to disclose any other underwriters.

               The Staff's comment is duly noted and the requested revision has been made. See page 19.


                                     CLOSING
                                     -------

         For your convenience, under separate cover we will deliver to you four
(4) marked copies (compared to Amendment No. 1 to Form S-3 filed on March 1,
2005) and four clean copies (with exhibits) of Amendment No. 2 to Form S-3.

         I welcome a further discussion on any of our points addressed within this response letter. I may be reached at 212-451-2333.

                                                    Very truly yours,

                                                    /s/ Steven Wolosky

                                                    Steven Wolosky



cc:      Eric W. Wechsler, Esq.




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